Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

October 17, 2024

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Stryve Foods, Inc.
Registration Statement on Form S-1 (Registration No. 333-282043)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Roth Capital Partners, LLC (“Roth”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Stryve Foods, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on Monday, October 21, 2024, pursuant to Rule 461 under the Securities Act. Roth affirms that it is aware of its obligations under the Securities Act in connection with this offering.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	President & Head of Investment Banking